April 26, 2016
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Extended Stay America, Inc. and ESH Hospitality, Inc. have made disclosure pursuant to such provisions in their combined quarterly report on Form 10-Q for the quarter ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on April 26, 2016. Extended Stay America, Inc. and ESH Hospitality, Inc. made such disclosure based on information provided by other companies that may be considered affiliates of Extended Stay America, Inc. and ESH Hospitality, Inc. and not because of any conduct by Extended Stay America, Inc. or ESH Hospitality, Inc.
Very truly yours,

EXTENDED STAY AMERICA, INC.

By:	/s/ John R. Dent
Name: John R. Dent
Title: General Counsel

ESH HOSPITALITY, INC.

By:	/s/ John R. Dent
Name: John R. Dent
Title: General Counsel

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